EXHIBIT 23.1

Independent Auditors’ Consent

To the Board of Directors

First Northern Community Bancorp:

We consent to the incorporation by reference in the registration statement (No. 333-37874) on Form S-8 of our report dated January 31, 2004, relating to the consolidated balance sheets of First Northern Community Bancorp as of December 31, 2003 and 2002 and the related consolidated statements of operations, stockholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2003, which report appears in the December 31, 2003 annual report on Form 10-K of First Northern Community Bancorp. Such report reflects the adoption of Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation, under the prospective method of adoption as of January 1, 2003.

/s/ KPMG LLP

Sacramento, California

March 15, 2004